UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170220

DIVISION OF
CORPORATION FINANCE

February 23, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated February 13, 2017

Dear Mr. Mueller:

This is in response to your letter dated February 13, 2017 concerning the shareholder proposal submitted to GE by Martin Harangozo. We also have received a letter from the proponent dated February 14, 2017. On February 3, 2017, we issued a no-action response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position with respect to rules 14a-8(d) and 14a-8(i)(4).

You have also asked us to concur in your view that the proposal may be excluded under rule 14a-8(i)(3). Although we are unable to concur in your view that the proposal as a whole may be excluded, there appears to be some basis for your view that GE may exclude the Images (as defined in your February 13, 2017 letter) under rule 14a-8(i)(3). In our view, the Images are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we will not recommend enforcement action to the Commission if GE omits the Images from its proxy materials in reliance on rule 14a-8(i)(3).

Under Part 202.1(d) of Section 17 of the Code of the Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michele M. Anderson
Associate Director, Legal

cc: Martin Harangozo

FISMA & OMB Memorandum M-07-16

February 14, 2017
VIA E-MAIL
Office of Chief Counsel "Office or Staff"
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Dear Office:
This letter is to inform you that in the view of the Proponent (defined below) the General Electric Company (the "Company"), must include in its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners (collectively, the "2017 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof received from Martin Harangozo (the "Proponent"). The Proponent kindly requests concurrence for the reasons explained below. This second request for inclusion by the Proponent comes after the Company requested reconsideration of the Staffs ruling that the Proposal must be included in the Company proxy material. The Staffs ruling came on Feb 3, 2017.

THE PROPOSAL
RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

BASES FOR INCLUSION
The Proponent hereby respectfully requests that the Staff upholds its view that the Proposal must be included in the 2017 Proxy Materials:

ANALYSIS

The Company claims: **"…The Proposal Violates The 500-Word Limitation And The Proponent Failed To Correct This Deficiency After Proper Notice…"**

Images have been an issue in the past. The Company is well aware of this as mentioned in the Company response.

"…We are aware that in *Ferrofluidics Corp*. (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We respectfully maintain our belief that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in the Company's proxy statement. Therefore, we respectfully believe that the proper inquiry should not be whether Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement; it should instead have focused on whether Rule 14a-8 authorizes a shareowner proponent to include an image in a company's proxy statement. The text of Rule 14a-8 and its extensive regulatory history contains no such authorization.
We also are aware that in response to the Company's similar arguments in a no-action letter filed in connection with a shareowner proposal last year that included images, the Staff did not concur with exclusion on the basis of Rule 14a-8(d) and Rule 14a-8(f)(1). *See General Electric Company* (avail. Feb. 26, 2016). We respectfully believe that the Staff's position contradicts the historical position that shareowner proposals and supporting statements be subject to reasonable parameters and limitations. The inclusion of images in a shareowner proposal simply cannot be reconciled with the plain language of Rule 14a-8(d), which states…"

The Company reiterates that it is aware of and acknowledges the Staffs consistent position on permitting images

"…With the Staff Response Letter, the Staff has now twice (once in each of the past two years) taken the position that Rule 14a-8 allows shareowners to include images in proposals that companies are required to include in their proxy materials…"

The Company acknowledges discussions outlining the important reason for shareholders to have the ability to include images in their reconsideration request.

"...Again, the statements of the then-Director of the Division of Corporation Finance are telling; he explained the determination as follows: "It just seemed pretty hard for us to take a view where we have sort of been encouraging companies to use graphics but to say to shareholders, no, you shouldn't be able to do this...."

The Company provides two examples where images have been used to circumvent the 500 word limit.

"...For example, in
Aetna Life & Casualty Co. (avail. Jan. 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. *See also American Express Co.* (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule
to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage")..."

This however does not apply to the instant Proposal and the Company makes no claims that the Proposal with the image exceeds 500 words.

The Company acknowledges there is no pattern of restrictions on how words are positioned in an image.

"...We are aware that in *Ferrofluidics Corp.* (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a
limitation on the number of words, and provides no basis for equating graphic presentations to words..."

The Company mentions numerous problems with images in general.

"...Any attempt to equate pictures to words will involve a high degree of
subjectivity that the no-action letter process is not well suited for. Among the other issues that could be presented by allowing the inclusion of images in shareholder proposals are practical considerations such as how large or small an image should be when reproduced in
an issuer's proxy statement, whether an issuer is required to include color images in its proxy
statement, whether the issuer would need to use a greater number of colors than it already uses in its proxy statement to accurately reproduce the image, whether images are only

allowed if the issuer includes images in other sections of the proxy statement, the costs that
issuers bear in formatting proxy statements to include images, …"

These problems are not applicable in this Proposal. The Company has provided the Proponent its formatting plan with opposing statements (attached). The Proponent is satisfied with the formatting, colors, size, brilliance, contrast, and any other matters that the Company claims to be problematic.

The Company's acknowledgement of both prior images and the Staff's initial ruling that the Proposal must be included in the proxy indicates that the Company is informed of a very consistent and logical position of the Staff. The Company for its reconsideration request relies heavily on what it claims are Staff "goof ups".

"…respectfully believe that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14*a*-8(d)…"

As such the Company hopes its "shouting voice" will eventually prevail against both overwhelmingly consistent positions of the Staff and important logical balanced purpose of images.

The consistent position of the Staff to include images, in conjunction with the Staffs ruling that the Proposal must be included in the Proxy, serve the important balance of shareowners to communicate as effectively as the Company, who also has the option to include images.

The Proponent concurs with the Honorable Staff in its Feb 3, 2017 ruling. The images in prior proposals as in this proposal are a balanced means of communication, communication consistently supported by the Staff.

CONCLUSION

Based upon the foregoing analysis, the Proponent respectfully requests that the Staff maintains its position that it will take action if the Company excludes the Proposal from its 2017 Proxy Materials. The Proponent would be happy to provide the Staff with any additional information and answer any questions that the Staff may have regarding this subject.

Martin Harangozo ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Cc Gibson Dunn shareholderproposals@gibsondunn.com

shareholderproposals@SEC.GOV

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9631
RMueller@gibsondunn.com

February 13, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Request for Commission Review
Shareowner Proposal of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, General Electric Company (the "Company"), we respectfully request review and reconsideration by the Securities and Exchange Commission (the "Commission") of an important and novel question:

> Whether Rule 14a-8, which provides that a shareowner proposal including its supporting statement "may not exceed 500 words," means that a company must reproduce in its proxy statement a shareowner proposal that includes an image, photograph or other graphic.

This issue is presented by the response of the staff of the Division of Corporation Finance (the "Staff") in a letter dated February 3, 2017, a copy of which is available at https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2017/martinharangozo020317-14a8.pdf (the "Staff Response Letter").[1] In the Staff Response Letter, the Staff stated that it was unable to concur that a shareowner proposal and statements in support thereof (the "Proposal") received from an individual who formerly was employed by the Company (the "Proponent") could be excluded from the Company's proxy materials for its 2017 Annual Meeting of Shareowners on the basis that the Proposal's supporting statement included a page of images, including detailed charts, graphs, equations, and emoji (collectively, the "Images").

We respectfully believe that the 500-word limitation set forth in Rule 14a-8(d) does not authorize shareowners to require that company proxy statements include shareowner

[1] *General Electric Company* (avail. Feb. 3, 2017).

proposals that consist of or include images, and therefore that the Proposal properly can be excluded from the Company's 2017 proxy materials under Rule 14a-8(f)(1) because the Proponent failed to omit the Images after the Company timely provided him proper notice of the issue and an opportunity to revise the Proposal.

Commission Review Is Warranted

This issue satisfies the standard for Commission review of Staff determinations under Rule 14a-8 as set forth in Paragraph 202.1(d) of Title 17 of the Code of Federal Regulations. Under that regulation, "the [S]taff . . . will generally present questions to the Commission which involve matters of substantial importance and where the issues are novel or highly complex."

With the Staff Response Letter, the Staff has now twice (once in each of the past two years) taken the position that Rule 14a-8 allows shareowners to include images in proposals that companies are required to include in their proxy materials.[2] This is a matter of substantial importance. In remarks before a meeting of the American Bar Association, the then-Director of the Division of Corporation Finance himself identified this topic as being "a topic we will probably solicit feedback on from our stakeholder group that comes in every summer," although the Staff has not subsequently issued any interpretive guidance on the matter.[3] Similarly, the report issued by Business Roundtable entitled, *Responsible Shareholder Engagement & Long-Term Value Creation* listed the need to "[p]rohibit or set reasonable limitations on the use of images" as one of "the greatest concerns with the current shareholder proposal process."[4]

The issues presented by the prospect of including images within shareowner proposals submitted under Rule 14a-8 are novel and highly complex. The most fundamental issue –

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[2] In addition to the Proposal, the Staff last year determined that a proposal submitted by another individual who acted in coordination with the Proponent was not excludable even though the supporting statement to the proposal contained a graph. *See General Electric Company* (avail. Feb. 23, 2016). The Company in fact received four shareowner proposals for its 2016 annual meeting from the Proponent and individuals associated with the Proponent that contained images ranging from emojis and graphs to a picture of a burning building. Most of these proposals were revised to remove the images when the Company notified the proponents that the Company believed that the images caused their proposals to fail to comply with Rule 14a-8.

[3] Remarks of Keith Higgins, *Dialogue with the Director*, Meeting of Federal Securities Regulation Committee, American Bar Assn., Business Law Section (Spring 2016 Meeting).

[4] Responsible Shareholder Engagement & Long-Term Value Creation, BUSINESS ROUNDTABLE (Oct. 31, 2016), *available at* http://businessroundtable.org/resources/responsible-shareholder-engagement-long-term-value-creation.

how to reconcile a "500 word" limitation with the use of an image – itself is novel. Moreover, the use of images within shareowner proposals raises complex issues such as whether a shareowner can force a company to incur the expense of printing the image in color if such is necessary for the image to be understandable, how to resolve potential copyright or privacy claims over use of an image, and how to assess whether an image is false or misleading.

Most significantly, the prospect of including images within shareowner proposals creates regulatory uncertainty and imposes other unnecessary regulatory costs on companies without thorough consideration of those costs and an evaluation of whether they outweigh any potential benefits of the Staff's novel interpretation. These issues are exacerbated by the fact, as discussed further below, that there is no apparent basis in the history of Rule 14a-8 for the Staff's determination that the rule allows shareowners to require that companies include images in their proxy statements as part of a shareowner proposal. Again, the statements of the then-Director of the Division of Corporation Finance are telling; he explained the determination as follows: "It just seemed pretty hard for us to take a view where we have sort of been encouraging companies to use graphics but to say to shareholders, no, you shouldn't be able to do this."[5] This statement demonstrates that, instead of interpreting Rule 14a-8, the Staff engaged in a normative policy determination of what the shareowner proposal rules should or should not allow. Because such policy decisions should be made by the Commission, the Commission should review the Staff's determination with respect to the Proposal.

Analysis

Rule 14a-8 grants specific and limited rights to shareowners to include a proposal and supporting statement in a company's proxy statement. Absent Rule 14a-8, the Company's shareowners would have no right to include their proposals or supporting statements in the Company's proxy statement. Thus, within the context of determining whether a shareowner

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[5] *Supra,* note 3. Importantly, there are at least two existing alternatives that would allow shareowner proponents to present images to their fellow shareowners but avoid most of the policy issues and complications that arise if the images are required to be included within a company's proxy statement. First, the Staff has clearly stated that shareowner proponents can include internet hyperlinks within their supporting statements, and that the hyperlinks count as only one word under the 500 word limit. See *Staff Legal Bulletin 14G*, at part D ("Use of website addresses in proposals and supporting statements") (Oct. 16, 2012). Second, once an otherwise proper shareowner proposal is included in a company's proxy statement, the shareowner proponent may file exempt soliciting materials via EDGAR via a PX14A6G filing submission. Either of these approaches allows a shareowner proponent to effectively communicate with fellow shareowners in a manner in which only the proponent assumes any risk of liability from use of an image and without raising the issues regarding formatting, color, size, expense and potential liability that arise if a company is forced to include images supplied by a proponent in the company's proxy materials.

can include a proposal and supporting statement within the Company's proxy statement, shareowners have only the rights specifically granted by Rule 14a-8.

Rule 14a-8(d) states that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." The history of Rule 14a-8 reveals the Commission's intent that shareowner proposals and supporting statements are intended to allow shareowner proponents to express their views in a company's proxy materials only within reasonable parameters and subject to reasonable limitations. Shareowner proponents have in the past attempted to circumvent the rule's word limit. In 1971, at a time when the Rule's word limit applied only to a proponent's supporting statements but not to the proposal itself, the Commission noted that shareowners would often "include a preamble or series of 'whereases' which … appear to be an attempt to circumvent" the word limit. The Commission therefore amended the rule to clarify that "any statements in the text of a proposed resolution which are in effect arguments in support of the proposal are to be considered a part of the supporting statement and subject to the 200-word limitation." *See* SEC Release No. 34-9432 (avail. Dec. 22, 1971). In 1983, the Commission amended Rule 14a-8 to apply an overall 500-word limit applicable to both the shareowner proposal and supporting statement. See SEC Release No. 34-20091 (avail. Aug. 16, 1983) ("A proposal and its supporting statement in the aggregate shall not exceed 500 words.").

As discussed above, Rule 14a-8 is an authorizing provision; absent its express terms, shareowners have no right to include any disclosure in a company's proxy statement. Therefore, we respectfully believe that the proper inquiry should focus on whether Rule 14a-8 authorizes a shareowner proponent to include an image in a company's proxy statement (as opposed to focusing on whether any part of Rule 14a-8 imposes a limitation on a shareowner's ability to include an image in a company's proxy statement). The text of Rule 14a-8 and its extensive regulatory history contains no such authorization. In fact, the Staff in the past had not viewed graphs and images as unregulated under Rule 14a-8. For example, in *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995), the Staff concurred in the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the proponent attempted to circumvent the 500-word limit by using charts and graphs. *See also American Express Co*. (avail. Jan. 18, 1995) (concurring with the exclusion of a proposal under the predecessor rule to Rule 14a-8(d) where the company argued that the proponent's initial "proposal and supporting statement well exceed the 500-word limit: the proposal and support consists of over 4 pages of single spaced charts and verbiage").[6]

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[6] We are aware that in *Ferrofluidics Corp*. (avail. Sept. 18, 1992), in response to a company's objection to the size of a graph submitted as part of a proposal, the Staff stated that Rule 14a-8 "only imposes a limitation on the number of words, and provides no basis for equating graphic presentations to words." We

We respectfully believe that the Staff Response Letter contradicts the historical position that shareowner proposals and supporting statements be subject to reasonable parameters and limitations. The inclusion of images in a shareowner proposal simply cannot be reconciled with the plain language of Rule 14a-8(d), which states, "The proposal, including any accompanying supporting statement, may not exceed 500 ***words***" (emphasis added). The former Director of the Division of Corporation Finance has referred to this argument as "the originalist argument."[7] We believe that characterization is accurate, as there is nothing in the regulatory history of Rule 14a-8 to support the conclusion that drafters of the rule anticipated the use of images in proxy statements and shareowner proposals.

There are strong policy reasons why any determination that shareowners "should be allowed" (to paraphrase Mr. Higgins) to include images in shareowner proposals should be addressed through rulemaking, with the benefit of notice and comment that allows companies and shareowners to present (and the Commission to evaluate) policy considerations regarding the potential costs, interpretive issues, and risks of including images supplied by shareowners in a company's proxy statement. The alternative of a case-by-case determination by the Staff to set parameters for the use of images, in the absence of any guiding language in Rule 14a-8 addressing issues unique to images, has been criticized by Business Roundtable[8] and risks creating an arbitrary and subjective process that will be expensive and time-consuming for companies, proponents and the Staff.

As noted above, one of the primary problems raised by the Staff's Response Letter is how to equate words with images in a manner that maintains the intent of Rule 14a-8, as discussed above, of imposing reasonable parameters and reasonable limitations on proponents' supporting statements. Any attempt to equate pictures to words will involve a high degree of subjectivity that the no-action letter process is not well suited for. Among the other issues that could be presented by allowing the inclusion of images in shareholder proposals are practical considerations such as how large or small an image should be when reproduced in an issuer's proxy statement, whether an issuer is required to include color images in its proxy statement, whether the issuer would need to use a greater number of colors than it already uses in its proxy statement to accurately reproduce the image, whether images are only allowed if the issuer includes images in other sections of the proxy statement, the costs that issuers bear in formatting proxy statements to include images, the difficulty of determining

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respectfully believe that the Staff's statement in *Ferrofluidics* misapplied the predecessor of Rule 14a-8(d). As discussed above, we respectfully believe that the proper inquiry should have focused on whether Rule 14a-8 authorizes inclusion of an image in a company's proxy statement.

[7] *Supra,* note 3.

[8] BUSINESS ROUNDTABLE, *supra* note 4 ("As a result, what types of images, if any, the staff will allow companies to exclude currently remains unclear.").

whether images are false, misleading or otherwise not relevant to a proposal, and the costs and potential liability if proponent-submitted images violate any copyrights. Until the Commission has had the opportunity to consider and address all of these types of issues, we respectfully believe that the Commission should review and reverse the Staff Response Letter and concur in our view that the Images included in the Proposal are inconsistent with the 500-word requirement, and therefore that the Proposal may properly be excluded under Rule 14a-8(d).

The Proposal here in particular demonstrates why images should not be allowed in shareowner proposals. As stated in our no-action request letter dated December 13, 2016 (the "No-Action Request"), among the issues presented by allowing the inclusion of images in shareowner proposals are practical considerations such as how large or small an image should be when reproduced in an issuer's proxy statement. In the case of the Proposal, if the amount of space that the Images will occupy within the Company's proxy statement is compared to the space occupied by 500 words, the Proposal clearly exceeds the equivalent of 500 words. The Images, as submitted, take up a full page. Once the Company has resized the Images so they and the text of the Proposal fit in the amount of space consumed by 500 words, the text in the Images become virtually unreadable. See Attachment A (comparing a page mock-up of text from the Company's 2016 proxy statement containing 499 words (excluding the headings), and which has been reformatted from the Company's preferred double column format, with the correspondingly sized Proposal containing the Images). Thus, the Images that will be included in the Company's proxy statement if the Proposal is not excluded will be so small that they will not be meaningful, and in fact could be misleading.[9]

Conclusion

For the reasons addressed above, we believe the Rule 14a-8 policy issues presented by the Proposal are of substantial importance and that the Staff Response Letter was incorrectly decided. We therefore request that the Commission review the issues presented in this matter and concur in our view that the Company can omit the Proposal from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareowners because, as stated in the No-Action Request, the Proposal violated the 500-word limitation pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) and the Proponent failed to correct this deficiency after proper notice. If the Staff declines to present this matter to the Commission, or the Commission

[9] In addition to the Images being vague and misleading when presented in the formatted equivalent space of 500 words, the Images also are misleading because they have no clear relationship to the subject matter of the Proposal. Therefore, we respectfully believe that the Proposal also is properly excludable pursuant to Rule 14a-8(i)(3). As noted in the No-Action Letter and in supplemental correspondence that we submitted on February 1, 2017 (which is included in the no-action letter file cited on page 1 of this letter), we also argued that the Proposal should be excluded pursuant to Rule 14a-8(i)(4) as relating to a personal grievance, which we request the Commission to consider as well.

declines to review the matter, we respectfully request that the Staff reconsider the Staff Response Letter based on the analysis above and concur that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials.

We respectfully request expeditious consideration of our request, as the Company is scheduled to begin printing its 2017 Proxy Materials on February 24, 2017. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Brian Sandstrom, the Company's Executive Counsel, Corporate, Securities & Finance, at (617) 443-2920.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Michael S. Piwowar, Acting Chairman, U.S. Securities and Exchange Commission
Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Shelley Parratt, Acting Director, Division of Corporation Finance, U.S. Securities and Exchange Commission
Brian Sandstrom, General Electric Company
Martin Harangozo

ATTACHMENT A

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

The increase in shareholder voice as represented by cumulative voting, may serve to better align shareholder performance to CEO performance (see image).

"If you AGREE, please mark your proxy FOR this resolution."

Debt/Earnings (DE) Study: GE, JNJ, AAPL


Immelt (10-1-00) buys @ 6.67, sells @ 57.75 (options), then buys @ 8.26. On 9-26-14 (26.53), he gains 2,580%
Shareholders during the same time are down 55%.
One Dollar: Shareholder Vs Immelt
30
25
20
15
10
5
0
25.6
1
0.5
10/17/2000
Shareholder (9-26-14)
Immelt (9-26-14)
DE = 25 Very High
45% Drop (9/11/01- 9/26/2014)
DE = 1 Very Low
92% Gain (9/11/01- 9/26/2014)
DE = 0 (2-3-2004) Perfect!
480% Gain (9/11/01- 9/26/2014)
General Electric
Johnson & Johnson
Apple
09-11-2001
Harangozo Image

Debt Driven Volatility Hurts Shareholders, yet Enriches the CEO who 'wisely' trades

Shareowner Proposal No. 1—Lobbying Report

Brad Woolworth, on behalf of The City of Philadelphia Public Employees Retirement System, has informed us that he intends to submit the following proposal at this year's meeting:

Whereas, we believe in full disclosure of our company's direct and indirect lobbying activities and expenditures to assess whether GE's lobbying is consistent with GE's expressed goals and in the best interests of shareowners.

Resolved, the shareowners of General Electric Company ("GE") request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by GE used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Description of management's decision making process and the Board's oversight for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which GE is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on GE's website.

Supporting Statement

As shareowners, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation, both directly and indirectly. GE spent $31.41 million in 2013 and 2014 on direct federal lobbying activities (opensecrets.org). This figure does not include lobbying expenditures to influence legislation in states, where GE also lobbies but disclosure is uneven or absent. For example, GE spent $182,647 on lobbying in California in 2014. GE's lobbying over military spending has attracted media scrutiny ("Top Defense Contractors Spend Millions to Get Billions," *Center for Public Integrity,* Aug. 5, 2015).

GE is a member of the Chamber of Commerce, which spent over $124 million lobbying in 2014 and has spent more than $1 billion on lobbying since 1998. GE does not disclose its memberships in, or payments to, trade associations, or the portions of such amounts used for lobbying. GE will disclose its non-deductible trade association payments used for political contributions, but this does not cover payments used for lobbying. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Transparent reporting would reveal whether company assets are being used for objectives contrary to GE's long-term interests.

Absent a system of accountability and disclosure, corporate assets may be used for objectives that pose risks to the company. For example, GE "supports policies that promote lower carbon emissions," yet the Chamber is aggressively attacking the EPA on its new Clean Power Plan to address climate change ("Move to Fight Obama's Climate Plan Started Early," *New York Times,* Aug. 3, 2015). We urge support for this proposal.